UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT	**February 11, 2010**
(DATE OF EARLIEST EVENT REPORTED)	**February 5, 2010**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9 Greenway Plaza, Suite 2800
Houston, Texas 77046
(Address of principal executive office)

(866) 99-2122
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 9e-4(c) under the Exchange Act (17 CFR 240.9e-4(c))

Item 5.02 **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

(e)

The Board of Directors of Boardwalk GP, LLC, which Boardwalk Pipeline Partners, LP (the "Registrant" or "Boardwalk") refers to as its Board of Directors (the "Board"), has approved a new Short-Term Incentive Plan (the "Plan"), which covers all exempt employees, including the Named Executive Officers (as described in the Registrant's annual report on Form 10-K and determined based on the most recently completed fiscal year), and is effective for 2010. The Plan allows for the annual cash payment of short-term incentive awards, based partly on the performance of the Registrant in relation to the Partnership Performance Goals set forth at the beginning of each year and partly on the performance of each individual employee.

The Partnership Performance Goals for 2010 are as follows:

Goals	
Operational	Operate without a significant safety incident and provide reliable firm transportation and storage service.
Financial	Deliver strong financial performance as measured by key financial metrics including distributable cash, return on investment and EBITDA.
Capital Projects	Successfully complete capital projects in a timely and cost effective manner.
Asset Utilization	Utilize Boardwalk's assets to improve operating efficiencies and maximize growth opportunities.
Contracts	Successfully renegotiate or remarket existing contracts that are terminating.
Growth	Pursue growth projects, while managing risk, allowing for the long-term stable growth of distributions to our investors.

For the Named Executive Officers, 50% of any award for a Plan year would be determined based on the performance of the Registrant in relation to the Partnership Performance Goals and 50% would be determined based on individual performance. At the end of each year, the Board will determine the amount of any awards based on performance in each of these areas, with the payment of any incentive awards made no later than March 15 of the subsequent year. Awards under the Plan can range from zero to 200% of the target amount to be set by the Board for each Named Executive Officer.

Under the terms of the Plan, an award for a Plan year would be forfeited if an employee's employment terminates prior to December 31 for any reason other than death, disability or retirement, as defined in the Plan. In the event of death, disability or retirement during a Plan year, any awards earned under the Plan for that year would be pro rated based on the number of days the employee was employed for that year prior to the employment termination date. The Board retains discretion with regard to granting any short-term incentive awards, as well as the amount of any such awards granted to each of the Named Executive Officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
    its general partner

By: BOARDWALK GP, LLC,
    its general partner

By: /s/ Jamie L. Buskill
    Jamie L. Buskill
    Chief Financial Officer

Dated: February 11, 2010